Exhibit 99.4

Annual General Meeting of NetEase, Inc.

Date: September 5, 2014

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
PROPOSAL NO. 1: Re-elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified, or until such directors' earlier death, bankruptcy, insanity, resignation or removal:			
1a William Lei Ding	☐	☐	☐
1b Alice Cheng	☐	☐	☐
1c Denny Lee	☐	☐	☐
1d Joseph Tong	☐	☐	☐
1e Lun Feng	☐	☐	☐
1f Michael Leung	☐	☐	☐
1g Michael Tong	☐	☐	☐
PROPOSAL NO. 2: Appoint PricewaterhouseCoopers Zhong Tian LLP (previously known as PricewaterhouseCoopers Zhong Tian CPAs Limited Company) as independent auditors of NetEase, Inc. for the fiscal year ending December 31, 2014.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of NetEase, Inc.
to be held on September 5, 2014
For Holders as of August 5, 2014

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, New York Time on August 29, 2014.

PROXY TABULATOR FOR

NETEASE, INC.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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NETEASE, INC.             Instructions to The Bank of New York Mellon, as Depositary      (Must be received prior to 5:00 PM (New York Time) on August 29, 2014)             The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of NetEase, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on August 5, 2014 at the Annual General Meeting of Shareholders of NetEase, Inc. to be held at 10:00 a.m. on September 5, 2014 at the Company’s offices located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084, in respect of the resolutions specified on the reverse.                 NOTE:      1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.         2. It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.             PROXY TABULATOR FOR      NETEASE, INC.      P.O. Box 8016      CARY, NC 27512-9903